Bernard Nolan, Attorney-Advisor

Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

January 31, 2020

Re:	Sagoon, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed January 22, 2020 Response dated January 29, 2020 File No. 024-11120

Dear Mr. Nolan and Ms. Nicholson,

Thank you for your comments dated January 29, 2020 regarding the Offering Statement of Sagoon, Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Amendment No. 2 to Offering Statement on Form 1-A

The Company’s Business, page 18

1.	Your revised disclosure in response to the prior comment and to comment 3 of our letter dated December 12, 2019 does not quantify active users of your platform for each period presented. As it appears that there is a measure of user activity that you use in managing your business (e.g., average monthly active users), please provide such information in addition to the registered user information that you provide, or advise. In this regard, we note your statement that “[h]undreds of thousands of people visit your site on a monthly basis.”

The Company has amended its disclosure regarding user metrics to clarify that it is identifying new users rather than active users, and the methods used to measure those users. In addition, the Company removed the statement “[h]undreds of thousands of people visit your site on a monthly basis.”

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Govinda Giri

Chief Executive Officer Sagoon Inc.

1980 Teasel Ct.

Woodbridge, VA 22192